Virgin Media Inc. 65 Bleecker Street, 6th Floor New York NY 10012 t: (212) 906 8440 t: (212) 752 1157 virginmedia.com VIA EDGAR August 9, 2012 Mr. Larry Spirgel Assistant Director Division or Corporation Finance U.S Securities and Exchange Commission 100 F Street, N.E Washington, D. C. 20549 Re: Virgin Media Inc. Form 10-K for the Year Ended December 31, 2011 Filed February 21, 2012 File No. 000-50886 Dear Mr. Spirgel: Virgin Media Inc. has received your comment letter dated July 31, 2012 relating to the above-referenced filing. We are in the process of preparing a response to the comment latter. However, as a number of key personnel are absent on annual leave during the month of August, we believe we will require additional time to consider and respond fully to your comments. Pursuant to your conversation with Liz Pierson on August 8, 2012, we respectfully request that we be granted an extension until August 21, 2012 to respond to the comment letter. Please do not hesitate to call my colleague, Liz Pierson, with any questions. Her telephone number is 011.44.7968.195791 and her fax number is 011.44.1256.752170. Thank you for your consideration in this matter. Sincerely. Catherine Moroz Assistant General Counsel